05036415

SECURIT... N
Washington, ...

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-52927 |

SEC MAIL PROCESSING RECEIVED FEB 23 2005 WASH, D.C. 202 SECTION

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/04 AND ENDING 12/31/04
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SinoPac Securities (USA) Ltd.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 Montgomery St. Suite 800
(No. and Street)

San Francisco | CA | 94104
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eugene Hong 415-291-9120
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mah & Associates, LLP
(Name – *if individual, state last, first, middle name*)

One Embarcadero Center | San Francisco | CA | 94111
(Address) | (City) | (State) | (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2005 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

## OATH OR AFFIRMATION

I, Eugene Hong, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SinoPac Securities (USA) Ltd., as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

**JURAT**

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 16th day of February, 2005, by Eugene Hong personally known to me or proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Notary Signature [signature]

Notary Public

[signature]
Signature

President
Title

ANTONIO LOCATELLI
Comm. # 1457347
NOTARY PUBLIC - CALIFORNIA
City & County of San Francisco
My Comm. Expires Jan. 18, 2008

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# SINOPAC SECURITIES (USA) LTD.

FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2004
TOGETHER WITH
INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM'S REPORT

**SINOPAC SECURITIES (USA) LTD.**
DECEMBER 31, 2004

**Table of Contents**

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

## INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S REPORT

To the Board of Directors of
SinoPac Securities (USA) Ltd.:

We have audited the accompanying statement of financial condition of SinoPac Securities (USA) Ltd. (a Delaware corporation) as of December 31, 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SinoPac Securities (USA) Ltd. at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conduced for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mah & Associates, LLP

San Francisco, California
January 4, 2005



ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

## SINOPAC SECURITIES (USA) LTD.

## STATEMENT OF FINANCIAL CONDITION - DECEMBER 31, 2004

### ASSETS

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 319,027 |
| Cash segregated under federal and other regulations | | 2,500 |
| Commissions receivable | | 165,292 |
| Prepaid expenses | | 8,368 |
| Furnitures, equipment, and leasehold improvements, at cost, less accumulated depreciation of $17,044 | | 28,029 |
| Other assets | | 34,000 |
| | $ | 557,216 |

### LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| **LIABILITIES:** | | |
| Accounts payable | $ | 2,363 |
| Accrued liabilities | | 12,124 |
| | $ | 14,487 |
| **COMMITMENTS** | | |
| **STOCKHOLDER'S EQUITY:** | | |
| Common stock, $0.01 par value - | | |
| Authorized -- 2,000 shares | | |
| Issued and outstanding -- 2,000 shares | $ | 20 |
| Additional paid-in-capital | | 1,999,980 |
| | $ | 2,000,000 |
| Accumulated deficit | | (1,457,271) |
| Total stockholder's equity | $ | 542,729 |
| | $ | 557,216 |

The accompanying notes are an integral part of these financial statements.

## SINOPAC SECURITIES (USA) LTD.

## STATEMENT OF OPERATIONS

## FOR THE YEAR ENDED DECEMBER 31, 2004

| | | |
|---|---|---|
| **REVENUES:** | | |
| Commissions - Taiwan | $ | 222,568 |
| Commissions - Other | | 14,603 |
| | $ | 237,171 |
| **EXPENSES:** | | |
| Salaries | $ | 297,578 |
| Office rent | | 34,719 |
| Professional fees | | 22,652 |
| Payroll taxes | | 20,618 |
| Equipment rent | | 20,039 |
| Travel and entertainment | | 18,162 |
| Insurance | | 17,081 |
| Business receipts taxes | | 8,695 |
| Taxes | | 4,893 |
| Licenses and permits | | 9,634 |
| Depreciation | | 7,688 |
| Office expenses | | 5,820 |
| Telephone | | 4,180 |
| Advertising | | 335 |
| | $ | 472,094 |
| Loss from operations | $ | (234,923) |
| **OTHER INCOME,** interest income | | 6,903 |
| **LOSS BEFORE FOREIGN TAXES** | $ | (228,020) |
| **FOREIGN TAXES** | | 15,580 |
| **NET LOSS** | $ | (243,600) |

The accompanying notes are an integral part of these financial statements.

## SINOPAC SECURITIES (USA) LTD.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

## FOR THE YEAR ENDED DECEMBER 31, 2004

| | Common Stock | Paid-in-Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| **BALANCE - DECEMBER 31, 2003** | $ 20 | $ 1,999,980 | $ (1,213,671) | $ 786,329 |
| Net loss | - | - | (243,600) | (243,600) |
| **BALANCE - DECEMBER 31, 2004** | $ 20 | $ 1,999,980 | $ (1,457,271) | $ 542,729 |

The accompanying notes are an integral part of these financial statements.

**SINOPAC SECURITIES (USA) LTD.**

**STATEMENT OF CASH FLOWS**

**FOR THE YEAR ENDED DECEMBER 31, 2004**

| | | |
|---|---|---|
| **CASH FLOWS FROM OPERATING ACTIVITIES:** | | |
| Net loss | $ | (243,600) |
| Adjustments to reconcile net loss to net cash used in operating activities: | | |
| Depreciation | $ | 7,688 |
| Changes in assets and liabilities: | | |
| Receivables | | (118,092) |
| Prepaid expenses | | 4,546 |
| Deposits | | 21,710 |
| Payables | | (3,001) |
| Accrued liabilities | | 12,124 |
| Total adjustments | $ | (75,025) |
| Net cash used in operating activities | $ | (318,625) |
| **CASH FLOWS FROM INVESTING ACTIVITIES:** | | |
| Purchase of property and equipment | $ | (3,342) |
| Net cash used in investing activities | $ | (3,342) |
| **NET DECREASE IN CASH** | $ | (321,967) |
| **CASH - BEGINNING OF YEAR** | | 640,994 |
| **CASH - END OF YEAR** | $ | 319,027 |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:** | | |
| Cash paid during the year for - | | |
| Interest | $ | - |
| Income taxes | $ | 800 |

The accompanying notes are an integral part of these financial statements.

**SINOPAC SECURITIES (USA) LTD.**

**NOTES TO FINANCIAL STATEMENTS**

**DECEMBER 31, 2004**

## 1. Summary of Significant Accounting Policies

**General** -- SinoPac Securities (USA) Ltd. (the Company), a Delaware corporation, is a wholly owned subsidiary of SinoPac Securities (Cayman) Holdings Limited. The Company provides services and products relating to the Greater China marketplace for U.S. investors.

**Basis of Accounting** -- The Company uses the accrual method of accounting for financial reporting and income tax purposes.

**Revenue Recognition** -- The Company earns revenue on commissions, which are recorded as securities transactions occur. They are computed based on the commission sharing arrangement between the Company and its affiliates.

**Commission Receivable** -- The Company bills the affiliates its earned share of the commissions based on the agreed commission sharing arrangement.

**Cash and Cash Equivalents** -- The Company considers all short-term investments purchased with maturity of three months or less to be cash equivalents for the statements of cash flows.

**Advertising** -- Advertising costs are expensed as incurred. The advertising expense was $335 during the year ended December 31, 2004.

**Depreciation** -- Property and equipment is recorded at cost. Depreciation is calculated on a straight-line basis over the following estimated useful lives.

| Type of Property | Life |
|---|---|
| Furniture and fixtures | 5 to 7 years |
| Equipment | 5 to 7 years |
| Leasehold improvements | 5 to 7 years |

The depreciation expense was $7,688 for the year ended December 31, 2004

**Income Taxes** -- The provision for income taxes, if any, represents income taxes paid or payable for the current year plus the change in deferred taxes during the year. Deferred income taxes have been determined using the asset and liability method in accordance with *SFAS No. 109 Accounting for Income Taxes*. Under this method, deferred tax assets and liabilities are determined based on the temporary difference between the financial statement carrying amounts and tax bases of assets and liabilities using enacted tax

rates in effect for the years in which the differences are expected to reverse. This method allows for the recognition of deferred tax assets in the current period for the future benefit of net operating loss carryovers, and items for which expenses have been recognized for financial statement purposes, but will be deductible in future periods for income tax purposes. The Company established a valuation allowance equal to the deferred tax asset because of the uncertainty of future taxable income. The valuation reserve will be reversed in future periods when the Company generates taxable income. See Note 6.

**Foreign Taxes** -- Foreign taxes represent income taxes paid or payable for the current year to the government of Taiwan. The government of Taiwan currently assesses a tax on commission income in their country, which in our best estimates will amount to 7%. The foreign tax expense during the year ended December 31, 2004 was $15,580.

**Concentration of Credit Risk** -- Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of deposits greater than $100,000 with each financial institution. The Company had cash deposits subject to risk in excess of this amount not insured by the Federal Deposit Insurance Corporation during the year. Management periodically reviews its cash policies and believes any potential accounting loss is minimal.

**Estimates Included in the Financial Statements** -- The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## 2. Cash Segregated Under SEC Regulations

Cash of $2,500 has been segregated in a special reserve bank account for the benefit of customers under SEC Rule 15c3-3 of the Securities and Exchange Commission.

## 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2004, the Company had net capital of $317,984, which was $217,984 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.046 to 1.

Please refer to Schedule I for the computation of net capital under SEC Rule 15c3-1.

The Company is exempted under SEC Rule 15c3-3(k)(2)(i) -- "Special Account for the Exclusive Benefit of Customers" maintained. Therefore, the computation pursuant to SEC Rule 15c3-3 is not required.

| | |
|---|---|
| Statement of Changes in Liabilities Subordinated to Claims of General Creditors -- SEC Rule 17a-5 (d)(2) | None |

## 4. Lease Commitments

The Company leases an office facility under an operating lease, which expires on September 30, 2006. The following is a schedule of the minimum future lease payments:

| Year Ending | Total |
|---|---|
| December 31, 2005 | 34,632 |
| December 31, 2006 | 25,974 |
| | $ 60,606 |

The total rent expense was $34,719 during the year ended December 31, 2004.

## 5. Related Party Transactions

The Company earned $222,568 and $14,603 of commission income from its parent and other affiliated companies during the year ended December 31, 2004. The Company also has a commission receivable of $165,214 and $78 from its parent and other affiliated companies as of December 31, 2004.

## 6. Provision for Income Tax

The provision for income taxes were as follows:

| | Federal | State | Total |
|---|---|---|---|
| Current | $ - | $ - | $ - |
| Tax benefit of net operating loss carryovers | $ (69,000) | $ (21,000) | $ (90,000) |
| Allowance for deferred income tax asset | 69,000 | 21,000 | 90,000 |
| Total tax expense | $ - | $ - | $ - |

The Company had net operating loss carryovers totaling $1,380,000 as of December 31, 2004. The net operating loss of $1,380,000 can be carried forward and offset future taxable income. If not used, the carryovers will expire as follows:

| | | Operating Losses |
|---|---|---|
| 2019 | $ | 58,000 |
| 2020 | | 137,000 |
| 2021 | | 205,000 |
| 2022 | | 365,000 |
| 2023 | | 379,000 |
| 2024 | | 236,000 |
| | $ | 1,380,000 |

The Company has established a valuation reserve equal to the $533,400 tax asset, created by the net operating losses, because future taxable income is not assured. The valuation will be reversed in future periods when taxable income is generated by the Company.

**SCHEDULE I**

## SINOPAC SECURITIES (USA) LTD.

## COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

## AS OF DECEMBER 31, 2004

| | | |
|---|---|---|
| **NET CAPITAL** | | |
| Total stockholders' equity | $ | 542,729 |
| Deduct stockholders' equity not allowable for net capital | | - |
| Total stockholders' equity qualified for net capital | $ | 542,729 |
| Add subordinated borrowings allowable for net capital | | - |
| Total capital and allowable subordinated borrowings | $ | 542,729 |
| Nonallowable assets: | | |
| Receivables over 30 days | | 151,848 |
| Furniture, equipment, and leasehold improvements, net | | 28,029 |
| Other assets | | 44,868 |
| Net capital before haircuts on securities positions | $ | 317,984 |
| Haircuts on securities | | - |
| **NET CAPITAL** | $ | 317,984 |
| **AGGREGATE INDEBTEDNESS** | | |
| Items included in statement of financial condition: | | |
| Accounts payable | $ | 2,363 |
| Accrued liabilities | | 12,124 |
| Total aggregate indebtedness | $ | 14,487 |
| **COMPUTATION OF BASIC NET CAPITAL REQUIREMENT** | | |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 100,000 |
| Excess net capital | $ | 217,984 |
| Excess net capital at 1,000 percent | $ | 316,536 |
| Ratio: Aggregate indebtedness to net capital | | 0.046 to 1 |
| **RECONCILIATION WITH COMPANY'S COMPUTATION** (included in Part II of Form X-17A-5 as of December 31, 2004) | | |
| **NET CAPITAL**, as reported in company's Part II (unaudited) FOCUS report | $ | 317,982 |

The accompanying notes are an intergral part of this schedule.

Mah&Associates,LLP
CERTIFIED
PUBLIC
ACCOUNTANTS

# INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors of
SinoPac Securities (USA) Ltd.:

In planning and performing our audit of the financial statements and supplementary schedule of SinoPac Securities (USA) Ltd. (the Company), for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded


ONE EMBARCADERO CENTER, SAN FRANCISCO, CA 94111, www.mahllp.com, email@mahllp.com, FAX 415 982-1111, TEL 415 981-1111

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods in subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mah & Associates, LLP

San Francisco, California
January 4, 2005